Exhibit 99.19

ZenaTech Announces Establishment of Its Global Drone as a Service (DaaS) Business Headquarters in Orlando, Leveraging an Industry Growing at Over 36% Annually

Vancouver, British Columbia, (October 2, 2025) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a business technology solution provider specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), Enterprise SaaS, and Quantum Computing solutions, today announces that it has selected Orlando, Florida as the headquarters of its Drone as a Service business.  From this headquarters, the company plans to support its growing national and international network of acquisitions, and the integration and rollout of its drone services and platforms. The company is currently securing a 20,000 square-foot head office facility that will serve as a central hub for operations nationwide while also directly serving its Southeast region offices.

"Orlando’s unique combination of aerospace talent, government partnerships, year-round operating conditions, and a supportive business climate makes it the ideal choice for establishing our DaaS headquarters. It also strengthens our ability to unify vision, culture, and leadership across our national and global network. From commercial enterprises to government agencies, we believe this hub will allow us to deliver consistent value while meeting the growing demand for drone services across surveying, inspections, and new services,” said Shaun Passley, ZenaTech CEO. “Orlando’s strategic location also positions us to scale our network efficiently, driving innovation to help customers achieve greater automation and cost savings with next-generation drone technologies."

The Orlando headquarters is further expected to generate job growth. ZenaTech currently employs three DaaS staff members locally and plans to expand to ten by the end of 2025 and up to 50 by the second quarter of 2026. Roles will include business development, marketing, drone pilots, survey technicians, licensed land surveyors, management, and operations staff. In addition to the head office facility, the company also intends to establish a dedicated business and surveying office which is anticipated to add at least ten additional specialized surveying professionals.

Currently ZenaTech has completed ten US acquisitions toward its goal of acquiring and establishing 25 DaaS locations by the end of Q2, 2026. The company’s DaaS model provides business and government customers with a flexible and convenient on-demand pay-per-use or regular subscription access to drone-based services for a variety of surveying, inspection, maintenance, power washing, indoor inventory management, and precision agriculture services. The model eliminates the need to invest in capital costs, pilots, maintenance, and compliance to benefit from the speed, precision, and safety benefits of drones. The company is acquiring established and profitable old-tech service businesses ripe for drone innovation to advance a global vision for a scalable, tech-enabled multiservice and multilocation drone business anchored by existing customers and recurring revenue.

The global drone services market is estimated to be USD 33.55 billion in 2025 according Precedence Research,  and is predicted to surpass around USD 555.58 billion by 2034, representing a healthy CAGR of 36.60% between 2024 and 2034. The North America drone services market size is calculated at USD 8.84 billion in 2024 and is expected to grow at a fastest CAGR of 36.78% during the forecast year.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology solutions company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing for mission-critical business and government applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, business and industrial sectors, and drones being implemented in these plus agriculture, defense, land survey, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, precision, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its US DaaS business and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures drone solutions for business and government, that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional AI drone solutions for industrial surveillance, monitoring, inspection, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.